UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-8345
Report For Period: October 1, 2002 to December 31, 2002



In the Matter of:

AEP TEXAS CENTRAL COMPANY
(formerly known as CENTRAL POWER AND LIGHT COMPANY)
CENTRAL AND SOUTH WEST CORPORATION




This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by AEP Texas Central Company (TCC) [formerly known as Central Power and Light Company (CPL)] a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that TCC file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by TCC, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and AEP Texas North Company (TNC) [formerly known as West Texas Utilities Company
(WTU)]: 1) the period of time the railcars are leased, 2) the number of railcars leased, 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period October 1, 2002 through December 31, 2002.

The requested information for the reporting period October 1, 2002 through December 31, 2002, is as follows:


--------------------- ---------- ---------- ---------- ---------- --------
                         TCC        PSO      SWEPCO      TNC       TOTAL

--------------------- ---------- ---------- ---------- ---------- --------
PERIOD OF TIME
RAILCARS ARE LEASED     None       None       None       None
TO  NON-AFFILIATES     During     During     During     During
                       Quarter    Quarter    Quarter    Quarter
--------------------- ---------- ---------- ---------- ---------- --------
--------------------- ---------- ---------- ---------- ---------- --------
NUMBER OF RAILCARS
LEASED TO
NON-AFFILIATES
                          0          0         0          0          0


--------------------- ---------- ---------- ---------- ---------- --------
--------------------- ---------- ---------- ---------- ---------- --------
REVENUE                  $0         $0         $0         $0         $0

--------------------- ---------- ---------- ---------- ---------- --------
--------------------- ---------- ---------- ---------- ---------- --------
VARIABLE COST            $0         $0         $0         $0         $0

--------------------- ---------- ---------- ---------- ---------- --------
--------------------- ---------- ---------- ---------- ---------- --------
CONTRIBUTION             $0         $0         $0         $0         $0
TO FIXED COST
--------------------- ---------- ---------- ---------- ---------- --------
--------------------- ---------- ---------- ---------- ---------- --------
AVERAGE NUMBER OF
RAILCARS OWNED           593        754      1,517        0        2,864


--------------------- ---------- ---------- ---------- ---------- --------

                          S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, AEP Texas Central Company has duly caused this report to be signed on its behalf on this 24th day of January, 2003.

                                                 AEP Texas Central Company
                                                 (formerly known as
                                                   Central Power and
                                                    Light Company)

                                                   /s/  Armando Pena
                                                 ---------------------
                                                      Armando Pena
                                                        Treasurer